May 12, 1999

MedPlus Shareholders:

On May 3rd, we announced a $6,100,000 investment in MedPlus by the investment firm of Cahill, Warnock & Company, Inc. ("Cahill"), located in Baltimore, Maryland. Cahill was selected after many months of discussions with alternative financing sources and with the consultation of National City Bank, who contacted numerous firms on our behalf for this critical investment. This investment involves $2,000,000 in subordinated notes, which have already been funded by Cahill and $4,100,000 in convertible preferred stock. The preferred stock may not be issued and the associated funding will not be received until at least 50% of our shareholders approve the pertinent issues set forth in the accompanying proxy.

Our company is not currently authorized to issue preferred stock and the proposed investment level by the Cahill firm requires shareholder approval under Ohio law. While there is more than sufficient detail in the proxy to explain these issues, I believe it important to communicate to all of our shareholders how important an affirmative vote is on these matters.

As stated in our fourth quarter press release, we believe we have made great progress in developing exceptional solutions for the healthcare industry. We are very excited about our future, particularly with the number of strategic partners and reference sites we now have. The Cahill investment will permit us to expand our distribution of all of our products and continue to enhance our product development and service offerings. Without approval of the preferred stock offering, we would have to immediately begin a process of locating and securing additional financing to ensure the continuity of our operations.

We believe that the Cahill investment is in the best interest of our company and our shareholders. Our management team is very pleased to have executed this arrangement with the Cahill organization and we strongly encourage approval of the proposals in the enclosed proxy. If anyone would like to discuss this matter in greater detail, please call Phil Present or me at your earliest convenience.



Sincerely,

/s/ Richard A. Mahoney
Richard A. Mahoney
President